Exhibit (p)(1)

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT, is effective as of May 1, 2024 (this “Agreement”), by and between AB Private Lending Fund, a Delaware statutory trust (the “Fund”), and Equitable Financial Life Insurance Company, a New York corporation (the “Purchaser,” and together with the Fund, the “Parties”).

WHEREAS, the Fund is an investment company that expects to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended;

WHEREAS, the Fund proposes to initially issue and sell any combination of three classes of Common Shares of beneficial trust interest, $0.01 par value per share: Class S shares, Class D shares and Class I shares (the “Common Shares”) in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth in Rule 506 of Regulation D promulgated thereunder and exemptions under the laws of any non-U.S. jurisdictions; and

WHEREAS, the Fund and Purchaser have entered into that certain Asset Purchase Agreement, effective as of the date of this Agreement, by and between the Fund and Purchaser (the “Asset Purchase Agreement”), pursuant to which the Fund has agreed to issue four million four hundred thousand (4,400,000) Class I Shares as a portion of the Total Consideration (as such term is defined in the Asset Purchase Agreement).

NOW, THEREFORE, the Fund and the Purchaser agree as follows:

1.

The Fund offers to sell to the Purchaser, and the Purchaser agrees to purchase from the Fund, four million four hundred thousand (4,400,000) Class I Common Shares, which are issued hereunder at a net asset value price of $25.00 per share as of the date hereof.

2.

The Purchaser acknowledges and agrees that this subscription (i) is irrevocable on the part of the Purchaser, (ii) is conditioned upon acceptance by the Fund and (iii) may be accepted or rejected in whole or in part by the Fund in its sole discretion at any time. The Purchaser has received and reviewed, and agrees to be bound by, all the terms and provisions of this Subscription Agreement, the Fund’s bylaws (as amended, restated or modified from time to time) and the Fund’s amended and restated declaration of trust (as amended, restated or modified from time to time). The Fund represents and warrants that none of the terms or conditions of this Subscription Agreement conflict or are inconsistent with the terms of the Fund’s bylaws (as amended, restated or modified from time to time) and the Fund’s amended and restated declaration of trust (as amended, restated or modified from time to time).

3.

The Fund expects to enter into separate Subscription Agreements (the “Other Subscription Agreements” and, together with this Agreement, the “Subscription Agreements”) with other investors (the “Other Investors,” and together with the Purchaser, the “Investors”), providing for the sale of Common Shares to the Other Investors either on a capital commitment basis or for the immediate payment of cash against the immediate delivery of Common Shares. This Subscription Agreement and the Other Subscription Agreements are separate agreements, and the sales of Common Shares to the Purchaser and the Other Investors are to be separate sales.

4.

The closing of the subscription for the Common Shares by the Purchaser (the “Closing”) shall take place on the date that this Subscription Agreement (having been executed and fully completed by the Purchaser) is accepted in whole or in part by the Fund. As of the Closing, the Purchaser shall be registered as a shareholder of the Fund.

5.	The Common Shares to be acquired hereunder are being acquired by the Purchaser for the Purchaser’s own account for investment purposes only and not with a view to resale or distribution.

6.

The Purchaser represents and warrants that it is (i) an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act and (ii) not subject to and is not aware of any facts that would cause the Purchaser to be subject to any of the “Bad Actor” disqualifications as described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

7.	The Purchaser acknowledges and agrees that it has received the prospectus (as amended or supplemented) for the Fund at least five (5) business days prior to the date hereof.

8.	The Purchaser acknowledges that there is no public market for the Common Shares, the Common Shares are not liquid and appropriate only as a long-term investment.

9.	The Purchaser acknowledges and agrees that the Fund may enter into transactions with affiliates of AB Private Credit Investors LLC that involve conflicts of interest as described in the prospectus.

10.

The Purchaser acknowledges that it: (i)(A) is not an “investment company” under the Investment Company Act of 1940 (the “1940 Act”); (B) has not elected to be regulated as a “business development company” under the 1940 Act; and (C) is not relying on the exception from the definition of “investment company” under the 1940 Act set forth in Section 3(c)(1) or 3(c)(7) thereunder; or (ii) is permitted to acquire the Common Shares consistent with the applicable provisions of Section 12 of the 1940 Act or the rules thereunder, including pursuant to Rule 12d1-4 under the 1940 Act.

11.

The Purchaser shall not, directly or indirectly, Transfer (as defined below) all or any portion of such Common Shares (or solicit any offers to buy, purchase or otherwise acquire or take a pledge or charge of all or any part of such Common Shares) except with the Fund’s prior written consent: (i) for a period beginning on the date of the Closing and ending on the fifth anniversary of the date on which the Fund elects to be regulated as a business development company under the 1940 Act (the “Lock-Up”) and (ii) in accordance with (A) the registration provisions of the Securities Act or an exemption from such registration provisions, (B) any applicable U.S. federal or state or non-U.S. securities laws and (C) the terms of this Subscription Agreement, the Fund’s declaration of trust (as amended and/or restated from time to time) and the Fund’s bylaws (as amended, restated or modified from time to time). The Purchaser understands that it may be required to bear the economic risk of its investment in the Common Shares for a substantial period of time because, among other reasons, the offering and sale of the Common Shares have not been registered under the Securities Act and, therefore, the Common Shares cannot be sold other than through a privately negotiated transaction unless they are subsequently registered under the Securities Act or an exemption from such registration is available. For purposes of this Subscription Agreement, “Transfer” (or any derivative thereof) shall mean to sell, offer for sale, agree to sell, exchange, transfer, assign, pledge, hypothecate, grant any option to purchase or otherwise dispose of or agree to dispose of, in any case whether directly or indirectly, “Affiliate” shall mean any person that is directly or indirectly, through one or more intermediaries, Controlling, Controlled by, or under common Control with, EFLIC and “Control” (or any derivative thereof) shall mean possessing, directly or indirectly, the power to direct or cause the direction of the management, policies and operations of a person, whether through ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, the Fund acknowledges and agrees that Purchaser may directly or indirectly Transfer any portion of its Common Shares (whether by sale, merger, operation of law or otherwise) to any Affiliate of Purchaser in accordance with the terms of Section 19 hereof, including the obligation to assume the Lock-Up with respect to the Transferred Common Shares, except no prior written consent of the Fund will be required in the case of such Transfer to any Affiliate as provided hereunder, so long as such Transfer would not require any registration under the federal securities laws or any other regulatory filing or notice obligations of any kind other than in connection with Sections 13 or 16 of the Securities Exchange Act of 1934, as amended.

12.	Purchaser acknowledges and agrees that it has duly executed and furnished to the Fund the IRS Form W-9 attached hereto as Exhibit A.

13.

The Fund acknowledges and agrees that as of the date hereof (a) it has certain fiduciary duties to the Fund under applicable law, and (b) whenever the Fund or its Board or its Trustees are permitted or required to make a decision or take an action in its “sole discretion” or “discretion” or under a similar grant of authority or latitude, in making such decisions, in addition to taking into account its own interest, the Fund or Trustee shall take into account the interests of the Fund and the shareholders, as a whole, and will not exercise its discretion granted with the intention of realizing an improper gain of the Fund and/or its affiliates at the expense of the shareholders and the Fund.

14.

The Fund acknowledges and agrees that Purchaser’s existing investment policies prohibit investment in any entity (a) that is involved with marijuana production, distribution or ancillary operations, (b) that is domiciled or doing business in any country identified on the list of countries maintained by the U.S. Secretary of Treasury pursuant to Section 999(a)(3) of the Code as a country that requires or may require participation in or cooperation with an international boycott that is illegal under the laws of the United States, or participates in, or otherwise cooperates with, any international boycott that is illegal under the laws of the United States, (c) pursuant to a tender offer for any equity securities of any Person or the solicitation of proxies from the shareholders of any Person which, in each case, is opposed by a vote of a majority of the board of directors of such Person (or analogous body), (d) that transacts in “publicly traded securities” (or related derivatives) of any “Communist Chinese military company” as defined by Executive Order 14032 of June 3, 2021 or (e) that, in light of the Purchaser’s status as a regulated insurance company, causes the Purchaser, as a result of the Purchaser’s investment in the Fund, to violate a law or suffer a material adverse consequence under applicable law (including a law based on the Purchaser’s status as a regulated insurance company).

15.

The Fund agrees that it will not disclose the identity of Purchaser in any marketing materials or for other promotional purposes without the prior written consent of Purchaser. Following such written consent, the Fund agrees to provide Purchaser with a copy of such marketing materials.

16.	Anti-Money Laundering/Economic Sanctions.

(a) The Fund represents and warrants that, to the best of its knowledge, the Fund, its Trustees (and each person holding a beneficial equity interest in any of them), as well each senior management official of the Fund, is not named on or blocked by any of the following lists (the “Prohibited Lists”): (i) the Office of Foreign Assets Control (“OFAC”) SDN and Blocked Persons List (found at
http://www.treasury.gov/ofac/downloads/sdnlist.pdf) and the list of OFAC Sanctions Programs (found at http://www.treasury.gov/resource-center/sanctions/Programs/), which list foreign nations, organizations and individuals subject to economic and trade sanctions, based on U.S. foreign policy and national security goals; and (ii) Executive Order 13224, which sets forth a list of individuals and groups with whom U.S. persons are prohibited from doing business because such persons have been identified as terrorists or persons who support terrorism (found at http://www.treasury.gov/resource-center/sanctions/Documents/13224.pdf).

(b) The Fund represents and warrants that it will engage distributors that conduct thorough due diligence with respect to all of its beneficial owners, establish the identities of all beneficial owners and the source of each of the beneficial owner’s funds, and will retain evidence of any such identities, any such source of funds and any such due diligence. The Fund represents and warrants that, to the best of its knowledge, none of the Fund, any person controlling or controlled by the Fund, or any person having a beneficial interest in the Fund is a senior foreign political figure,1 or any immediate family member2 or close associate3 of a senior foreign political figure.

(c) The Fund represents and warrants that, to its actual knowledge, the Fund, the Trustees (and each person holding a beneficial equity interest in any of them), as well each senior management official of the Fund, (i) have not been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti-Money Laundering Laws”), (ii) are not under investigation by any governmental authority for possible violation of Anti-Money Laundering Laws, (iii) have not been assessed civil penalties under any Anti-Money Laundering Laws, or (iv) have not had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Fund has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Fund is and will continue to be in compliance with all applicable current and future Anti-Money Laundering Laws.

[1]

A “senior foreign political figure” is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

[2]	“Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.
[3]

A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure.

(d) The Fund represents and warrants that to its actual knowledge, the Fund, the Trustees (and each person holding a beneficial equity interest in any of them), as well as each senior management official of the Fund, (i) have not been charged with, or convicted of bribery or any other anti-corruption related activity under any applicable law or regulation in a U.S. or any non-U.S. country or jurisdiction, including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 (collectively, “Anti-Corruption Laws”), (ii) are not under investigation by any U.S. or non-U.S. governmental authority for possible violation of Anti-Corruption Laws, (iii) have not been assessed civil or criminal penalties under any Anti-Corruption Laws or (iv) have not been or is the target of sanctions imposed by the United Nations or the European Union. The Fund has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Fund is and will continue to be in compliance with all applicable current and future Anti-Corruption Laws.

(e) The Fund has not been blocked, subject to sanctions under or engaged in any activity in violation of United States economic sanctions applicable to it, including but not limited to, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act, or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States or any enabling legislation or executive order relating to any of the foregoing (collectively, “U.S. Economic Sanctions”). The Fund has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Fund is and will continue to be in compliance with all applicable current and future U.S. Economic Sanctions.

17.

Borrowing. The Fund acknowledges and agrees that Purchaser shall not be required to execute any agreement, document, instrument, or certificate for the benefit of any (direct or indirect) lender and that to the extent Purchaser is required to provide the Fund or any lender with financial or other information, such information shall be limited to such information regarding the Purchaser that is publicly available. Purchaser shall not be required to make any other representations or provide any other additional information or to deliver an opinion of counsel to any lender. The Fund shall not, and Purchaser will not be required to, pledge, assign or grant a security interest in Purchaser’s interest or any other of its assets, nor will Purchaser be required to incur or guarantee any indebtedness for borrowed money.

18.

Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of the substantive laws of another jurisdiction. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought exclusively in the state or federal courts in New York City, New York, and the Parties consent to and submit to personal jurisdiction in those courts and waive any objection to venue in those courts.

THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH OF THE PARTIES AGREES THAT A FINAL, NON-APPEALABLE JUDGEMENT IN ANY ACTION OR PROCEEDINGS INSTITUTED IN ACCORDANCE HEREWITH SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

19.

Assignment; No Third-party Beneficiaries. This Agreement and all or any portion of the rights, obligations or liabilities hereunder are not assignable or delegable, by operation of law or otherwise, unless consented to in writing by each of the Parties. Any purported assignment in violation of the foregoing shall be null and void ab initio. In the event that Purchaser assigns any of the Class I Common Shares issued under this Agreement, as a condition of such assignment of such Class I Common Shares, the Purchaser shall cause the assignee to assume any and all obligations pursuant to this Agreement in form and substance reasonably acceptable to AB-LEND (including for the avoidance of doubt, Section 11 hereof). Any assignment of this Agreement or the Class I Common Shares in violation of the terms of this Agreement shall be void ab initio. This Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement is for the sole benefit of the Parties, and their respective successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing herein shall be construed as creating a partnership, joint venture or agency relationship between the Fund, on the one hand, and Purchaser, on the other hand.

20.	Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

21.

Entire Agreement. This Agreement (including any exhibits or attachments hereto) constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and supersede all prior agreements and understandings between the parties with respect to such subject matters.

22.

Waiver and Amendment. This Agreement and any schedule hereto may be amended, modified or supplemented only by a written mutual agreement executed and delivered by each of the Parties. Any breach or failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other breach or failure.

23.

Severability. If any term, provision, agreement, covenant or restriction of this Agreement or the application of any such provision, agreement, covenant or restriction to any person or circumstance shall be held invalid, void, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision, agreement, covenant or restriction hereof, so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the Transaction may be consummated as originally contemplated to the fullest extent possible.

24.

Signatures; Counterparts. This Agreement may be executed electronically or by other similar means in one or more counterparts each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement with the same effect as a manual signature.

[Remainder of Page Intentionally Left Bank]

IN WITNESS WHEREOF, the Fund and the Purchaser have caused their duly authorized officers to execute this Subscription Agreement as of the date first above written.

AB PRIVATE LENDING FUND

By:	/s/ Shalin Sheth
Name: Shalin Sheth
Title: Assistant Secretary

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

By:	/s/ Glen Gardner
Name: Glen Gardner
Title: Deputy Chief Investment Officer

[Signature Page to Subscription Agreement]

Exhibit A

W-9

[Intentionally Omitted]